[redacted]

08002362

Apollo Hospitals
CHENNAI
touching lives

Date: April 9, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SEC
Mail Processing
Section

MAY 05 2008

Washington, DC
101

SUPPL

Dear Sir,

Sub: Information under Rule 12g3-2(b).

Ref: Apollo Hospitals Enterprise Limited - File No. 82-34893

....

With reference to above, pursuant to Clause 35 & 49 of the Listing Agreement, please find enclosed the following:-

(i) Distribution of Shareholding for the quarter ended 31st March 2008.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 31st March 2008.

Please note that the details (i) & (ii) are being posted in our website.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

PROCESSED
MAY 12 2008 E
THOMSON REUTERS

5/7

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

(I) (a) Statement Showing Shareholding Pattern

Name of the Company : Apollo Hospitals Enterprise Limited

Scrip Code : APOLLOHOSP   Quarter Ended : 31-Mar-2008

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
1	Indian					
(a)	Individuals/ Hindu Undivided Family	32	8,498,398	6,792,125	15.79	14.48
(b)	Central Government/ State Government(s)				0.00	0.00
(c)	Bodies Corporate	4	7,620,433	7,604,833	14.16	12.99
(d)	Financial Institutions/ Banks				0.00	0.00
(e)	Any Others(Specify)				0.00	0.00
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	**36**	**16,118,831**	**14,396,958**	**29.95**	**27.47**
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00
b	Bodies Corporate				0.00	0.00
c	Institutions				0.00	0.00
d	Any Others(Specify)				0.00	0.00
d-i					0.00	0.00
d-ii					0.00	0.00
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**36**	**16,118,831**	**14,396,958**	**29.95**	**27.47**

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(B)	Public shareholding					
1	Institutions					
(a)	Mutual Funds/ UTI	4	110,535	109,535	0.21	0.19
(b)	Financial Institutions / Banks	12	49,784	47,836	0.09	0.08
(c)	Central Government/ State Government(s)	1	161,854	161,854	0.30	0.28
(d)	Venture Capital Funds				0.00	0.00
(e)	Insurance Companies	2	197,630	197,630	0.37	0.34
(f)	Foreign Institutional Investors	59	17,461,894	17,461,894	32.44	29.75
(g)	Foreign Venture Capital Investors				0.00	0.00
(h)	Any Other (specify)				0.00	0.00
	Sub-Total (B)(1)	**78**	**17,981,697**	**17,978,749**	**33.41**	**30.64**
B 2	**Non-institutions**					
(a)	Bodies Corporate	519	494,928	472,976	0.92	0.84
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	26,988	4,231,326	2,336,984	7.86	7.21
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	10	189,186	118,861	0.35	0.32
(c)	Any Other (specify)					
(c-i)	Trusts	19	59,049	194	0.11	0.10
(c-ii)	Directors & their Relatives	10	61,103	61,053	0.11	0.10
(c-iii)	Market Maker	7	249	249	0.00	0.00
(c-iv)	Non Resident Indians	953	1,078,250	205,194	2.00	1.84
(c-v)	Overseas Corporate Bodies	3	144,771	129,339	0.27	0.25
(c-vi)	Clearing Member	48	85,613	85,613	0.16	0.15
(c-vii)	Hindu Undivided Familes	275	89,803	89,803	0.17	0.15
(c-viii)	Foreign Corporate Bodies	6	13,289,586	13,289,586	24.69	22.65
	Sub-Total (B)(2)	**28,838**	**19,723,864**	**16,789,852**	**36.64**	**33.61**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**28,916**	**37,705,561**	**34,768,601**	**70.05**	**64.25**
	TOTAL (A)+(B)	**28,952**	**53,824,392**	**49,165,559**	**100**	**91.72**

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(C)	Global Depository Receipts (GDRs)	1	4,861,310	4,861,310		8.28
	GRAND TOTAL (A)+(B)+(C)	28,953	58,685,702	54,026,869		100

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Mar-2008

(I)(b) Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	1,205,493	2.05
2	Ms. Sucharitha P Reddy	1,470,837	2.51
3	Ms. Preetha Reddy	732,270	1.25
4	Ms. Suneeta Reddy	601,795	1.03
5	Ms. Shobana Khamineni	1,144,976	1.95
6	Ms. Sangita Reddy	1,286,254	2.19
7	Mr. Karthik Anand	110,300	0.19
8	Mr. Harshad Reddy	105,100	0.18
9	Ms. Sindhoori Reddy	258,200	0.44
10	Mr. Adithya Reddy	105,100	0.18
11	Ms. Upsana Kamineni	133,638	0.23
12	Mr. Puvansh Kamineni	106,100	0.18
13	Ms. Anushpala Kamineni	129,587	0.22
14	Mr. Anandith Reddy	115,100	0.20
15	Mr. Viswajith Reddy	111,150	0.19
16	Mr. Viraj Madhavan Reddy	84,112	0.14
17	Mr. P Obul Reddy	9,000	0.02
18	Mr. P Vijayakumar Reddy	666	0.00
19	Mr. Vishweswar Reddy	788,710	1.34
20	Mr. Anil Khamineni	10	0.00
21	PCR Investments Ltd	7,599,233	12.95
22	Obul Reddy Investments Ltd	5,600	0.01
23	Apollo Health Association	15,600	0.03
	TOTAL	16,118,831	27.47

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Mar-2008

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Apax Mauritius FDI One Limited	7,047,119	12.01
2	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	9.37
3	The Bank of New York	4,861,310	8.28
4	FID Funds (Mauritius) Limited	3,676,379	6.26
5	Smallcap World Fund Inc	2,221,900	3.79
6	Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,500,000	2.56
7	Bisikan Bayu Investments (Mauritius) Limited	1,245,930	2.12
8	Emerging Markets Growth Fund Inc	1,222,966	2.08
9	Smallcap World Fund Inc	1,053,100	1.79
10	American Funds Insurance Series A/c American Funds Insurance Series - Global Small Capitalisation Fund	1,000,000	1.70
11	Robeco Capital Growth Funds	963,200	1.64
12	International Finance Corporation	642,000	1.09
	TOTAL	30,933,904	52.71

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

31-Mar-2008

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Category of Shareholders (Promoters / Public)	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	Promoters	1,205,493	2.05
2	Mrs. Sucharitha P Reddy	Promoters	5,000	0.01
3	Mrs. Preetha Reddy	Promoters	5,000	0.01
4	Mrs. Suneeta Reddy	Promoters	5,000	0.01
5	Mrs. Shobana Khamineni	Promoters	55,000	0.09
6	Mrs. Sangita Reddy	Promoters	5,000	0.01
7	M/s. PCR Investments Limited	Promoters	1,159,965	1.98
8	Apax Mauritius FDI One Limited	Public	7,047,119	12.01
	TOTAL		9,487,577	4.16

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

31-Mar-2008

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Outstanding GDRs	Number of outstanding GDRs	Number of shares underlying outstanding GDRs	Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Global Depository Receipts (GDRs)	4,861,310	4,861,310	8.28
	TOTAL	**4,861,310**	**4,861,310**	**8.28**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Mar-2008

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the GDR Holder	Outstanding GDRs	Number of shares underlying outstanding GDRs	Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	4,861,310	4,861,310	8.28
	TOTAL		4,861,310	8.28

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Chief Financial Officer & Company Secretary

ANNEXURE I B

Quarterly Compliance Report on Corporate Governance

Name of the Company : **Apollo Hospitals Enterprise Limited**

Quarter ending on : **31st March 2008**

	Particulars	Clause of Listing agreement	Compliance Status Yes / No	Remarks
I	**Board of Directos**	**49 I**		
	(A) Composition of Board	49 (IA)	Yes	
	(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
	(C) Other provisions as to Board and Committees	49 (IC)	Yes	
	(D) Code of Conduct	49 (ID)	Yes	
II	**Audit Committee**	**49 II**		
	(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
	(B) Meeting of Audit Committee	49 (IIB)	Yes	
	(C) Powers of Audit Committee	49 (IIC)	Yes	
	(D) Role of Audit Committee	49 (IID)	Yes	
	(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III	**Subsidiary Companies**	**49 III**	Yes	
IV	**Disclosures**	**49 IV**		
	(A) Basis of related party transactions	49 (IV A)	Yes	
	(B) Board Disclosures	49 (IV B)		
	(a) Disclosure of Accounting Treatment	49 (IV B)	NA	
	(b) Risk Management	49 (IV B)	Yes	
	(C) Proceeds from public issues, rights issues, preferential issues etc	49 (IV C)	Yes	
	(D) Remuneration of Directors	49 (IV D)	Yes	shall be complied in Annual Report 2007-2008
	(E) Management	49 (IV E)	Yes	shall be complied in Annual Report 2007-2008
	(F) Shareholders	49 (IV F)	Yes	
V	**CEO / CFO Certification**	**49 V**	Yes	shall be obtained at the end of the FY 2007-2008
VI	**Report on Corporate Governance**	**49 VI**	Yes	shall be included in Annual Report
VII	**Compliance**	**49 VII**	Yes	

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Compliance Officer

Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2008

21st April 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

SEC
Mail Processing
Section
MAY 05 2008
Washington, DC
101

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No.82-34893

Please find enclosed the copy of disclosures made to Indian Stock Exchanges / Regulatory Authorities pursuant to the provisions of the listing agreement entered by the company with the Indian Stock Exchanges.

Kindly acknowledge receipt,

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

Disclosure for informing details of share holding (obtained u/r 8(1) & 8(2) from acquirer(s) by target/reporting Company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Reporting Company	**Apollo Hospitals Enterprise Limited**
Date of Reporting	**21st April 2008**
Name of the Stock Exchanges where shares of reporting company are listed	(1) Bombay Stock Exchange Ltd (2) National Stock Exchange of India Ltd, Mumbai / Chennai

(I) Information about persons holding more than 15% shares or voting rights (VRs) in terms of Reg.8(1)

Name of persons holding more than 15% shares or voting rights.	Details of shareholding/voting rights (in Number and %) of persons mentioned at (A) as informed u/r 8(1) to target company											
Names	As on March 31 Current year (2008)		As on March 31 Previous year (2007)		Changes if any between (A) & (B)		As on record date for dividend Current year (2007)		As on record date for dividend Previous year (2006)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
Nil	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

Note:

(i) During the Financial Year 2006-2007, the paid-up capital of the company has been increased from Rs.50,59,86,180 to Rs. 51,63,85,830 upon conversion of 10,39,965 share warrants into equity allotted to certain promoters on 22-Nov-2006.

(ii) During the Financial Year 2007-2008, the paid-up capital of the company has been increased from Rs.51,63,85,830 to Rs. 58,68,57,020 (upon allotment of 7,047,119 equity shares to Apax Mauritius FDI One Limited on 26th October 2007) which resulted in dilution of promoters shareholding in terms of percentage only.

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

(ii) information about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)												
Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).											
Names	As on March 31 Current year (2007)		As on March 31 Previous year (2006)		Changes if any between (A) & (B)		As on record date for dividend Current year (2007)		As on record date for dividend Previous year (2006)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
As per Annexure												
Total No. of Shares	16,118,831	27.47	16,076,581	31.13	42,250	-3.67	16,118,831	31.21	14,368,358	28.40	1,750,473	2.82

Note:

(I) During the Financial Year 2006-2007, the paid-up capital of the company has been increased from Rs.50,59,86,180 to Rs. 51,63,85,830 upon conversion of 10,39,965 share warrants into equity allotted to certain promoters on 22-Nov-2006.

(II) During the Financial Year 2007-2008, the paid-up capital of the company has been increased from Rs.51,63,85,830 to Rs. 58,68,57,020 (upon allotment of 7,047,119 equity shares to Apax Mauritius FDI One Limited on 26th October 2007) which resulted in dilution of promoters shareholding in terms of percentage only.

Signature of the Authorised Signatory : S. K. Venkataraman

S. K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
& COMPANY SECRETARY

Place : CHENNAI
Date : 21st April 2008

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)

Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (ii) as informed to target company under regulation 8(2).											
Names	As on March 31 Current year (2008)		As on March 31 Previous year (2007)		Changes if any between (A) & (B)		As on record date for dividend Current year (2007)		As on record date for dividend Previous year (2006)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
Dr. Prathap C Reddy	1,205,493	2.05	1,405,493	2.72	-200,000	-0.67	1,205,493	2.33	1,464,593	2.89	-259,100	-0.56
Ms. Sucharitha Reddy	1,470,837	2.51	1,670,837	3.24	-200,000	-0.73	1,470,837	2.85	1,729,937	3.42	-259,100	-0.57
Ms. Preetha Reddy	732,270	1.25	732,270	1.42	0	-0.17	732,270	1.42	725,125	1.43	7,145	-0.02
Ms. Suneeta Reddy	601,795	1.03	401,795	0.78	200,000	0.25	601,795	1.17	396,795	0.78	205,000	0.38
Ms. Shobana Kamineni	1,144,976	1.95	1,094,976	2.12	50,000	-0.17	1,144,976	2.22	1,089,976	2.15	55,000	0.06
Ms. Sangita Reddy	1,286,254	2.19	1,286,254	2.49	0	-0.30	1,286,254	2.49	1,281,254	2.53	5,000	-0.04
Mr. Karthik Anand	110,300	0.19	110,300	0.21	0	-0.03	110,300	0.21	110,300	0.22	0	0.00
Mr. Harshad Reddy	105,100	0.18	105,100	0.20	0	-0.02	105,100	0.20	105,100	0.21	0	0.00
Ms. Sindhoori Reddy	258,200	0.44	258,200	0.50	0	-0.06	258,200	0.50	130,000	0.26	128,200	0.24
Mr. Adithya Reddy	105,100	0.18	105,100	0.20	0	-0.02	105,100	0.20	105,100	0.21	0	0.00
Ms. Upsana Kamineni	133,638	0.23	133,638	0.26	0	0.00	133,638	0.26	133,638	0.26	0	0.00
Mr. Puvansh Kamineni	106,100	0.18	106,100	0.21	0	-0.02	106,100	0.21	106,100	0.21	0	0.00
Ms. Anushpala Kamineni	129,587	0.22	129,587	0.25	0	0.00	129,587	0.25	129,587	0.26	0	0.00
Mr. Anandith Reddy	115,100	0.20	115,100	0.22	0	-0.03	115,100	0.22	115,100	0.23	0	0.00
Mr. Viswajith Reddy	111,150	0.19	111,150	0.22	0	-0.03	111,150	0.22	111,150	0.22	0	0.00
Mr. Viraj Madhavan Reddy	84,112	0.14	84,112	0.16	0	-0.02	84,112	0.16	84,112	0.17	0	0.00
Mr. P. Obul Reddy	9,000	0.02	9,000	0.02	0	0.00	9,000	0.02	5,000	0.01	4,000	0.01
Mr. P. Vijayakumar Reddy	666	0.00	666	0.00	0	0.00	666	0.00	666	0.00	0	0.00
Mr. Vishweshwar Reddy	788,710	1.34	788,710	1.53	0	0.00	788,710	1.53	788,710	1.56	0	0.00
Mr. Anil Khamineni	10	0.00	10	0.00	0	0.00	10	0.00	10	0.00	0	0.00
M/s. PCR Investments Ltd	7,599,233	12.95	7,406,983	14.34	192,250	-1.39	7,599,233	14.72	5,734,905	11.33	1,864,328	3.38
M/s. Obul Reddy Invst (P) Ltd	5,600	0.01	5,600	0.01	0	0.00	5,600	0.01	5,600	0.01	0	0.00
M/s. Apollo Health Association	15,600	0.03	15,600	0.03	0	0.00	15,600	0.03	15,600	0.03	0	0.00
Total	**16,118,831**	**27.47**	**16,076,581**	**31.13**	**42,250**	**-3.67**	**16,118,831**	**31.21**	**14,368,358**	**28.40**	**1,750,473**	**2.82**

Note:

(i) During the Financial Year 2006-2007, the paid-up capital of the company has been increased from Rs.50,59,86,180 to Rs. 51,63,85,830 upon conversion of 10,39,965 share warrants into equity allotted to certain promoters on 22-Nov-2006.

(ii) During the Financial Year 2007-2008, the paid-up capital of the company has been increased from Rs.51,63,85,830 to Rs. 58,68,57,020 (upon allotment of 7,047,119 equity shares to Apax Mauritius FDI One Limited on 26th October 2007) which resulted in dilution of promoters shareholding in terms of percentage only.

For APOLLO HOSPITALS ENTERPRISE LTD

S. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

18th April 2008

From

Preetha Reddy
No. 5 Subba Rao Avenue
2nd Street
Chennai 600 006

To

The Company Secretary
Apollo Hospitals Enterprise Limited
No.19, Bishop Gardens
Raja Annamalipuram
Chennai 600 028.

Dear Sir,

Sub: Disclosure Under Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Please find enclosed the disclosure in terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 in respect of shares held by us as promoters/persons acting in concert as on 31st March 2008.

Kindly take note of the same.

Thanking you,

Yours faithfully,

For & On behalf of Promoters

PREETHA REDDY
Promoter

Encl: a/a

Disclosure of Shareholding to Target Company in Terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997			
1	Name of Target Company	Apollo Hospitals Enterprise Ltd.	
2	Particulars of the shareholder (c) Name of person holding more than 15% shares or voting rights. OR (b) Name of Promoter or every person having control over a company and also names of persons acting in concert with him	Not Applicable Annexure Enclosed	
3	Particulars of the Shareholding	Number of shares	% of shares / voting rights to Paid up Capital of Target Company
(i)	Shareholding / voting rights of persons mentioned at (a) above as on 31st March 2008.	Not Applicable	Not Applicable
(ii)	Shareholding or voting rights held by persons mentioned at (b) above as on 31st March 2008.	16,118,831	27.47%

PREETHA REDDY

Place : Chennai

Date : 18th April 2008

ANNEXURE

Sl. No.	Names	Share Holding as on 31-Mar-2008	% of Capital
1	Dr. Prathap C Reddy	1,205,493	2.05
2	Ms. Sucharitha Reddy	1,470,837	2.51
3	Ms. Preetha Reddy	732,270	1.25
4	Ms. Suneeta Reddy	601,795	1.03
5	Ms. Shobana Kamineni	1,144,976	1.95
6	Ms. Sangita Reddy	1,286,254	2.19
7	Mr. Karthik Anand	110,300	0.19
8	Mr. Harshad Reddy	105,100	0.18
9	Ms. Sindhoori Reddy	258,200	0.44
10	Mr. Adithya Reddy	105,100	0.18
11	Ms. Upsana Kamineni	133,638	0.23
12	Mr. Puvansh Kamineni	106,100	0.18
13	Ms. Anushpala Kamineni	129,587	0.22
14	Mr. Anandith Reddy	115,100	0.20
15	Mr. Viswajith Reddy	111,150	0.19
16	Mr. Viraj Madhavan Reddy	84,112	0.14
17	Mr. P. Obul Reddy	9,000	0.02
18	Mr. P. Vijayakumar Reddy	666	0.00
19	Mr.Vishweshwar Reddy	788,710	1.34
20	Mr. Anil Khamineni	10	0.00
21	M/s. PCR Investments Ltd	7,599,233	12.95
22	M/s. Obul Reddy Invst (P) Ltd	5,600	0.01
23	M/s. Apollo Health Association	15,600	0.03
	Total	16,118,831	27.47

PREETHA REDDY

Apollo Hospitals
CHENNAI
touching lives

Date: April 3, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub: Information under Rule 12g3-2(b) - Audited Financial Results for the year 2007-2008.

Ref: Apollo Hospitals Enterprise Limited - File No. 82-34893

....

Please be informed that we are in the process of finalization of auditing the accounts for the year ended 31st March 2008 and the audited results will be published on or before 30th June 2008.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / SHARES / 2008

8th April, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

SEC
Mail Processing
Section
MAY 05 2008
Washington, DC
101

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

Please find enclosed the copy of disclosures made to Indian Stock Exchanges/Regulatory Authorities pursuant to the provisions of the listing agreement entered by the company with the Indian Stock Exchanges.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL

IS/ISO 9001 : 2000

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S.
P. SRIRAM, M.A., F.C.S.
P.S. SRINIVASAN, B.A., LL.B., A.C.S.
Practising Company Secretaries

April 7, 2008

To

All the Listed stock Exchanges

Dear Sir,

Sub: Compliance Certificate - Reg.

****

We have examined the relevant books and records of **M/S. APOLLO HOSPITALS ENTERPRISE LIMITED** produced before us for the purpose of issuing the Certificate under the Listing Agreement with the Stock Exchanges and based on our such examination as well as information and explanations furnished to us, which to the best of our knowledge and belief were necessary for the purposes of our certification, we hereby certify that in our opinion and according to the best of our information and belief the company has, in relation to the half year ended 31st March 2008 processed and delivered all share certificates within the period stipulated under the Listing agreement from the date of lodgment for transfer, transmission.

LAKSHMMI SUBRAMANIAN & ASSOCIATES CHENNAI - 6.

LAKSHMMI SUBRAMANIAN. B.Com., F.C.S.
CP No. 1087

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph : 28292272, 28292273 Fax : 044-42142061, Cell : 9841015012, 9841047966
e-mail : srisecadmin@rediffmail.com,srisecadmin@airtelbroadband.in

Apollo Hospitals
CHENNAI
touching lives

Date: April 12, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SEC
Mail Processing
Section

MAY 05 2008

Washington, DC
101

Dear Sir,

Sub: - Disclosure under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 – Reg.

Ref: Information under Rule 12g3-2(b) – File No. 82-34893

....

Please find enclosed the disclosures as required under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 in respect of 1,100,000 equity shares acquired by Apax Mauritius Group. Copy of the disclosures received from Apax Mauritius Group is also enclosed for your reference.

Please take this on record.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001 : 2000

Apollo Hospitals
CHENNAI
touching lives

Format for informing details of acquisition to Stock Exchanges by target company in terms of Regulation 7(3)

Name of Target company (Reporting company) **APOLLO HOSPITALS ENTERPRISE LIMITED**

Date of reporting	11th April 2008				
Name of Stock exchanges where shares of reporting company are listed.	(i) National Stock Exchange of India Limited, Mumbai (ii) Bombay Stock Exchange Limited, Mumbai				
	Details of acquisition as informed u/r 7(1)				
Name of Acquirer(s)	Date of Acquisition/ date of receipt of intimation of allotment by acquirer.	Mode of acquisition (market purchases / inter-se transfer/public/ rights/ preferential offer etc.)	No & % of shares /voting rights acquired	Shareholding of acquirers stated at (A) before acquisition (In terms of No. & % of shares/Voting Rights)	Shareholding of acquirer(s) stated at (A) after acquisition (In terms of No. & % of shares/Voting Rights)
(A)	(B)	(C)	(D)	(E)	(F)
Apax Mauritius FII Limited Apax Mauritius FDI One Limited (Apax Mauritius FII Limited and Apax Mauritius FDI One Limited are persons acting in concert)	10th April 2008	Market purchases	1,100,000 equity shares 1.87% of the equity share capital of the company	7,421,063 equity shares 12.65% of the equity share capital of the company	8,521,063 equity shares 14.52% of the equity share capital of the company

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Place : Chennai

Date : 11th April 2008

IS/ISO 9001 : 2000

FORM - C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

[Regulations 13(3) and (6)]

Regulation 13(6) - Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

No.	Name and Address of share holders	Shareholding prior to Acquisition / sale	No. and % of shares / voting rights acquired / sold	Receipt of allotment advice / acquisition of shares / sale of shares - specify	Date of intimation to company	Mode of Acquisition on (Market Purchase / Public /rights preferential offer etc	No. and % of shares / voting rights acquired / sole	Trading member through whom the trase was executed with SEBI Regn. No. of the T.M.	Exchange on which the trade was executed	Buy Quantity	Buy Value	Sell Quantity	Sell Value
1	Apax Mauritius FII Limited C/o Multiconsult Limited 10 Frere Felix de Valois Street, Port Louis Mauritius	373,944 Equity shares 0.64% of the equity share capital of the company	1,100,000 equity shares - 1.87% of the equity share capital of the company	Shares acquired on 10th April 2008	11th April 2008	Market Purchase	1,473,944 equity shares - 2.51% of equity share capital of the company	CLSA India Lin INB010826432	BSE	1,100,000 equity shares 1.87% of equity share capital of the company	Rs.605,000,000	NA	NA
2	Apax Mauritius FDI One Limite 10 Frere Felix de Valois Street, Port Louis Mauritius	7,047,119 Equity shares 12.01% of the equity share capital of the company	NA	NA	NA	NA	7,047,119 Equity Shares - 12.01% of equity share capital of the company	NA	NA	NA	NA	NA	NA

Note : Apax Mauritius FDI One Limited and Apax Mauritius FII Limited are persons acting in concert and hence a disclosure is being made

Place : Chennai
Date : 11th April 2008

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

April 10, 2008

From:

1. Apax Mauritius FDI One Limited
10, Frere Felix De Valois
Street, Port Louis, Mauritius

2. Apax Mauritius FII Ltd
C/o Multiconsult Limited,
10, Frère Félix de Valois Street,
Port Louis, Mauritius.

To,

1. Mr. S.K Venkatraman
Company Secretary
Apollo Hospitals Enterprise Limited
19, Bishop Gardens,
R.A. Puram,
Chennai – 600 028
Fax: (91) –44-28291407

2. Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai- 400001
Tel: 91-22-22721233/4
Fax: 91-22-22721919

3. National Stock Exchange of India Ltd.
Exchange Plaza,
Plot no. C/1, G Block,
Bandra-Kurla Complex
Bandra (E)
Mumbai - 400 051.
Tel: 91-22-26598100 - 8114
Fax No: 91-22- 26598120

Sub: **Disclosures under the SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997**

We wish to inform you of the acquisition of 1,100,000 equity shares by Apax Mauritius FII Limited in Apollo Hospitals Enterprise Limited (the "**Company**") constituting 1.87 % of the issued and outstanding equity share capital of the Company on the Bombay Stock Exchange. The details of the acquisition are as attached in the Annexure hereto, which is in

the format prescribed under Regulation 7(1) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "**Takeover Code**").

Pursuant to such acquisition, our combined shareholding in the Company as on the date hereof, is 8,521,063 equity shares constituting 14.52% of the issued and outstanding equity share capital of the Company.

Yours faithfully,

For Apax Mauritius FII Limited.

Pamela Balasoupramanien
Director

For Apax Mauritius FDI One Limited

Pamela Balasoupramanien
Director

Format for disclosure of details of acquisition to target company and stock exchanges where the shares of the target company are listed, in terms of Regulation 7(1)

Name of the Target company	Apollo Hospitals Enterprise Limited	
Name of the acquirer and PAC with the acquirer	Apax Mauritius FII Limited Apax Mauritius FDI One Limited (Apax Mauritius FII Limited and Apax Mauritius FDI One Limited are persons acting in concert)	
Details of the acquisition as follows	Number	% w.r.t. total paid up capital of Target Company
a) Shares / Voting rights (VR) before acquisition under consideration	7,421,063	12.65%
b) Shares/ voting rights acquired	1,100,000	1.87 %
c) Shares / VR after acquisition	8,521,063	14.52%
Mode of acquisition (e.g. open market / public issue/ rights issue/ preferential allotment/ interse transfer etc).	Open market	
Date of acquisition of shares/ VR or date of receipt of intimation of allotment of shares, whichever is applicable	April 10, 2008	
Paid up capital/ total voting capital of the target company before the said acquisition	Rs. 586,857,020 /- (Rupees Five Hundred Eighty Six Million Eight Hundred Fifty Seven Thousand and Twenty Only)	
Paid up capital/ total voting capital of the target company after the said acquisition	Rs. 586,857,020 /- (Rupees Five Hundred Eighty Six Million Eight Hundred Fifty Seven Thousand and Twenty Only)	

Note:

1. The disclosure shall be made whenever the post acquisition holding crosses 5%, 10% and 14% of the total paid up capital of the target company within 2 days of the acquisition.

2. The stock exchange shall immediately display the above information on the trading screen, the notice board and also on its website.

Signature of the acquirer/ Authorised Signatory

Place : Mauritius

Date : April 11, 2008

April 10, 2008

From:

1. Apax Mauritius FDI One Limited
10, Frere Felix De Valois
Street, Port Louis, Mauritius

2. Apax Mauritius FII Ltd
10, Frère Félix de Valois Street.
Port Louis, Mauritius.

To,

Mr. S.K Venkatraman
Company Secretary
Apollo Hospitals Enterprise Limited
19, Bishop Gardens,
R.A. Puram,
Chennai - 600 028
Fax: (91) -44-28291407

Sub: *Disclosures under the SEBI (Prohibition of Insider Trading) Regulations, 1992*

We refer to the letter dated October 27, 2007 addressed to you by Apax Mauritius FDI One Limited.

We wish to inform you of the acquisition of 1,100,000 equity shares by Apax Mauritius FII Limited in Apollo Hospitals Enterprise Limited (the "Company") constituting 1.87 % of the issued and outstanding equity share capital of the Company, the details of which are as attached in the Annexure hereto, which is in the format prescribed under Regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992.

Please arrange to disclose the attached Form C to all stock exchanges on which the shares of the Company are listed within five days of receipt of this letter.

Yours faithfully,
For Apax Mauritius FII Limited.

Pamela Balasoupramanien
Director

For Apax Mauritius FDI One Limited

Pamela Balasoupramanien
Director

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

[Regulations 13(3) and (6)]

Regulation 13(3) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company.

S.No.	Name and Address of Shareholders	Shareholding prior to acquisition / sale	No. & % of shares/ voting rights acquired / sold	Receipt of allotment advice/ acquisition of shares/ sale of shares specify	Date of intimation to Company	Mode of acquisition (market purchase/ public/ rights/ preferential Offer etc.)	No. & % shares/ voting rights post acquisition/ sale	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity	Sell value
1.	Apax Mauritius FII Limited C/o Multiconsult Limited, 10, Frère Félix de Valois Street, Port Louis, Mauritius.	373,944 shares amounting to 0.64% of the equity share capital of the Company	1,100,000 shares amounting to 1.87% of the equity share capital of the Company	The shares were acquired on April 10, 2008	April 11, 2008	Market purchase	1,473,944 shares amounting to 2.51% of the equity share capital of the Company	CLSA India Limited, INB010826432	Bombay Stock Exchange Limited	1,100,000 shares amounting to 1.87% of the equity share capital of the Com	Rs. 605,000,000	N.A.	N.A.

										pany			
2.	Apax Mauritius FDI One Limited (**"Apax FDI"**) 10, Frere Felix De Valois Street, Port Louis, Mauritius	7,047,119 shares amounting to 12.01% of the equity share capital of the Company	N.A.	N.A.		N.A.	7,047,119 shares *amounting* to 12.01% of the equity share capital of the Company	N.A.	N.A.	N.A.	N.A.	N.A.	N. A.

* Note: Apax Mauritius FDI One Limited and Apax Mauritius FII Limited are persons acting in concert and hence a disclosure is being made.

Apollo Hospitals
CHENNAI
touching lives

Date: April 12, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub: Information under Rule 12g3-2(b) – Secretarial Audit Report.

Ref: Apollo Hospitals Enterprise Limited - File No. 82-34893

....

Please find enclosed the Secretarial Audit Report for the quarter ended 31st March 2008 duly certified by Mrs.Lakshmmi Subramanian, Practising Company Secretary.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S.
P. SRIRAM, M.A., F.C.S.
P.S. SRINIVASAN, B.A., LL.B., A.C.S.
Practising Company Secretaries

SEC
Mail Processing
Section

MAY 05 2008

Washington, DC
101

April 7, 2008

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 31st March 2008
Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of **M/s. APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 31st March 2008.

Thanking You,

Yours faithfully,

For M/s. Lakshmmi Subramanian & Associates

Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph : 28292272, 28292273 Fax : 044-42142061, Cell : 9841015012, 9841047966
e-mail : srisecadmin@rediffmail.com,srisecadmin@airtelbroadband.in

SECRETARIAL AUDIT REPORT

1 For Quarter Ended	31st March 2008
2 ISIN:	INE437A01016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Bombay Stock Exchange Ltd. National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	5,86,85,702	100%
11 Listed Capital (Exchange-wise) (as per company's records):		
Bombay Stock Exchange Ltd	5,86,85,702	
National Stock Exchange Ltd	5,86,85,702	
12 Held in dematerialized form in CDSL	51,88,961	8.84%
13 Held in dematerialized form in NSDL	4,88,37,908	83.22%
14 Physical	46,58,833	7.94%
15 Total No. of shares (12+13+14)	5,86,85,702	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	Not applicable	

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
	---------	--------------	Nil -----	-----------	----------	

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated up to which date	N.A

19. Reference of Previous Quarter with regards to excess dematerialized shares, if any	Nil

20. Has the company resolved the matter mentioned in Point No. 19 above in the current quarter? If not, reason why?	Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	---------	Nil	------------
Pending for more than 21 days	---------	Nil	------------

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman Chief Financial Officer and Company Secretary Ph: 044-28290679

23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: & Fax: 28292272-73

24 Appointment of common agency for share registry work	If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR Company, delisting from SE, company changed its name etc.)

-------------- Nil------------------------

END